UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

diaDexus, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

25245P106
(CUSIP Number)

JAN H. LOEB
LEAP TIDE CAPITAL MANAGEMENT, LLC
10451 Mill Run Circle, Suite 400
Owings Mills, Maryland 21117
(410) 654-3315

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25245P106

1	NAME OF REPORTING PERSON LEAP TIDE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,984,649
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,984,649
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,984,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25245P106

1	NAME OF REPORTING PERSON JAN LOEB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,225,349
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,225,349
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25245P106

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)	This statement is filed by:

(i)	Leap Tide Capital Management, LLC (“Leap Tide”); and

(ii)	Jan Loeb.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal address of each of the Reporting Persons is 10451 Mill Run Circle, Suite 400, Owings Mills, Maryland 21117.

(c)           The principal business of Leap Tide is as investment manager of Leap Tide Partners, L.P., a Delaware limited partnership (“LT Partners”) and a certain managed account (the “Leap Tide Managed Account”).  The general partner of LT Partners is Leap Tide Capital Management GP, L.L.C., a Delaware limited liability company (“LT Partners GP”).  The principal business of Jan Loeb is as the Managing Member of Leap Tide and LT Partners GP.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Leap Tide was organized under the laws of the State of Delaware, and Jan Loeb is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares were purchased by Leap Tide, on behalf of the Leap Tide Managed Account, and by LT Partners and Jan Loeb, with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate cost of the 3,984,649 Shares beneficially owned in the aggregate by Leap Tide is approximately $1,788,436 and the aggregate cost of the 1,240,700 Shares beneficially owned by Mr. Loeb is approximately $557,633, each excluding brokerage commissions.

CUSIP NO. 25245P106

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 26, 2015, Mr. Loeb, a record stockholder of the Issuer, delivered a letter (the “Nomination Letter”) to the Issuer nominating himself and John J. Sperzel III for election to the Issuer’s Board at the Issuer’s 2015 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”).  On February 27, 2015, following delivery of the Nomination Letter to the Issuer, Mr. Sperzel withdrew as a nominee after he received a telephone call from the Chairman/CEO of the Issuer.  The Reporting Persons do not know what was said on the call, but the Reporting Persons hope that Mr. Sperzel would be voluntarily added to the Board by the Issuer at the Annual Meeting based upon his background and talents.  On March 2, 2015, Mr. Loeb delivered to the Issuer a supplement to the Nomination Letter in order to provide formal notice to the Issuer of the withdrawal of Mr. Sperzel as a nominee.  The Nomination Letter otherwise remains unmodified.  The Reporting Persons intend to engage in discussions with management, the Board and stockholders of the Issuer regarding the nomination of directors at the Annual Meeting and the composition of the Issuer’s Board generally.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 55,315,806 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2014.

A.	Leap Tide

(a)
As of the close of business on February 27, 2015, 1,313,363 Shares were held in the Leap Tide Managed Account.  Leap Tide, as the investment manager of LT Partners, may be deemed the beneficial owner of the 2,671,286 Shares owned by LT Partners.

Percentage: 7.2%

(b)	1. Sole power to vote or direct vote: 3,984,649
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 3,984,649
4. Shared power to dispose or direct the disposition: -0-

(c)	Neither Leap Tide, through the Leap Tide Managed Account, nor LT Partners, has entered into any transactions in the Shares during the past sixty days.

B.	Mr. Loeb

(a)
Mr. Loeb is the beneficial owner of 1,240,700 Shares (including certain Shares held in trust) and, as the Managing Member of Leap Tide, may be deemed the beneficial owner of the 3,984,649 Shares beneficially owned by Leap Tide.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 5,225,349
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 5,225,349
4. Shared power to dispose or direct the disposition: -0-

(c)	Mr. Loeb has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons and LT Partners is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 25245P106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2015

LEAP TIDE CAPITAL MANAGEMENT, LLC

By:	/s/ Jan Loeb
	Name:	Jan Loeb
	Title:	Managing Member

/s/ Jan Loeb
JAN LOEB